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Exhibit 4.8

DRAGONWAVE INC.

Management Discussion & Analysis

October 8, 2009

DragonWave Inc.
Management's Discussion and Analysis
For the three month and six months ended August 31, 2009
Tables are expressed in Canadian $000's except share and per share amounts

        The following provides management's discussion and analysis ("MD&A") of DragonWave Inc.'s unaudited interim consolidated results of operations and financial condition for the three and six month periods ended August 31, 2009. This discussion should be read in conjunction with our unaudited consolidated interim financial statements for the three and six month periods ended August 31, 2009. For additional information and details, readers are referred to the audited annual consolidated financial statements, together with our Interim Financial Statements and MD&A for fiscal 2009 and our Annual Information Form (the "AIF") dated May 7, 2009, all of which are filed separately and are available at www.sedar.com.

        The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are reported in Canadian dollars. The information contained herein is dated as of October 8, 2009 and is current to that date, unless otherwise stated. Our fiscal year commences March 1 of each year and ends on the last day of February of the following year.

        In this document, "we", "us", "our", "Company" and "DragonWave" all refer to DragonWave Inc. collectively with its subsidiaries, DragonWave Corp. and 4472314 Canada Inc. The content of this MD&A has been approved by our Board of Directors, on the recommendation of its Audit Committee.

Forward-Looking Statements

        This MD&A contains certain information that may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. All forward looking information and forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. All statements other than statements which are reporting results as well as statements of historical fact set forth herein, are forward-looking statements that may involve a number of known and unknown risks, uncertainties and other factors; many of which are beyond our ability to control or predict. Forward-looking statements include, without limitation, statements regarding strategic plans, future production, sales and revenue estimates, cost estimates and anticipated financial results, capital expenditures and objectives. These statements relate to analysis and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.

        Forward-looking statements, which involve assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The following are some of the important factors that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements:

  •
  our dependence on the development and growth of the market for high-capacity wireless communications services;
  •
  our reliance on a small number of customers for a large percentage of revenue;

DragonWave Inc.
Management's Discussion and Analysis
For the three month and six months ended August 31, 2009
Tables are expressed in Canadian $000's except share and per share amounts

  •
  intense competition from several competitors;
  •
  competition from indirect competitors;
  •
  our dependence on our ability to develop new products and enhance existing products;
  •
  our history of losses;
  •
  our ability to successfully manage growth;
  •
  quarterly revenue and operating results which are difficult to predict and can fluctuate substantially;
  •
  the impact of the general economic downturn on our customers;
  •
  disruption resulting from economic and geopolitical uncertainty;
  •
  currency fluctuations;
  •
  our exposure to credit risk for accounts receivable;
  •
  pressure on our pricing models;
  •
  the allocation of radio spectrum and regulatory approvals for our products;
  •
  the ability of our customers to secure a license for applicable radio spectrum;
  •
  changes in government regulation or industry standards that may limit the potential market for our products;
  •
  our dependence on establishing and maintaining relationships with channel partners;
  •
  our reliance on outsourced manufacturing;
  •
  our reliance on suppliers of components;
  •
  our ability to protect our own intellectual property and potential harm to our business if we infringe the intellectual property rights of others;
  •
  risks associated with software licensed by us;
  •
  a lengthy and variable sales cycle;
  •
  our dependence on ability to recruit and retain management and other qualified personnel;
  •
  our exposure to risks resulting from our international sales and operations, including the requirement to comply with export control and economic sanctions laws;
  •
  our ability to successfully effect acquisitions of products or businesses; and
  •
  product defects, product liability claims, or health and safety risks relating to wireless products.

        Although we have attempted to identify important factors that could cause our actual results to differ materially from expectations, intentions, estimates or forecasts, there may be other factors that could cause our results to differ from what we currently anticipate, estimate or intend. Recent unprecedented events in global financial and credit markets have resulted in high market price volatility and contraction in credit markets. These on-going events could impact forward-looking statements contained in this short form prospectus and in the documents incorporated herein by reference in an unpredictable and possibly detrimental manner. In light of these risks, uncertainties and assumptions, the forward-looking events described in this MD&A might not occur or might not occur when stated. To develop a better understanding of the business risk factors that could cause our actual results to differ materially from expectations either expressed or implied please refer to our AIF and to our preliminary short form base PREP prospectus dated September 24, 2009, a copy of each of which is available on SEDAR at www.sedar.com.

        Except as required under applicable securities legislation, we undertake no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made.

DragonWave Inc.
Management's Discussion and Analysis
For the three month and six months ended August 31, 2009
Tables are expressed in Canadian $000's except share and per share amounts

SELECTED FINANCIAL INFORMATION:

	Three Months Ended		Six Months Ended
	August 31, 2009	August 31, 2008	August 31, 2009	August 31, 2008
REVENUE	35,509	10,572	51,459	21,297
Cost of sales	20,584	6,945	31,024	13,289

Gross profit	14,925	3,627	20,435	8,008
EXPENSES
Research and development	3,544	2,594	6,568	5,725
Selling and marketing	3,567	2,783	6,106	5,407
General and administrative	1,819	1,133	3,050	2,263
Investment tax credits	(60)	(50)	(120)	(100)
Restructuring Charges	—	—	—	—

	8,870	6,460	15,604	13,295

Income (Loss) from Operations	6,054	(2,833)	4,830	(5,287)
Interest income (expense), net	(5)	170	22	415
Gain on sale of property and equipment	35	—	35	—
Foreign exchange gain (loss)	70	997	(1,616)	1,265

Net Income (Loss)	6,154	(1,666)	3,271	(3,607)
Income taxes	(209)	(11)	(209)	(11)
Future Income tax recovery	346	—	346	—

Net and Comprehensive Income (Loss)	6,291	(1,677)	3,408	(3,618)

Basic income (loss) per share	0.22	(0.06)	0.12	(0.13)
Diluted income (loss) per share	0.21	(0.06)	0.12	(0.13)
Basic weighted average shares outstanding	28,620,162	28,555,335	28,594,700	28,517,929
Diluted weighted average shares outstanding	29,675,696	28,555,335	29,281,050	28,517,929

	As at August 31, 2009	As at February 28, 2009
Consolidated Balance Sheet Data:
Cash and cash equivalents	21,349	8,504
Short Term Investments	—	14,994
Total Assets	69,816	51,828
Line of credit	587	641
Total liabilities	22,523	8,533
Total shareholder's equity	47,293	43,295

DragonWave Inc.
Management's Discussion and Analysis
For the three month and six months ended August 31, 2009
Tables are expressed in Canadian $000's except share and per share amounts

SELECTED CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

        The following table sets out selected financial information for each of our most recent eight fiscal quarters. In the opinion of management, this information has been prepared on the same basis as DragonWave's audited consolidated financial statements, and all necessary adjustments have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with DragonWave's consolidated financial statements and related notes thereto.

	FY 08		FY 09				FY10
	Nov 30 2007	Feb 29 2008	May 31 2008	Aug 31 2008	Nov 28 2008	Feb 28 2009	May 31 2009	Aug 31 2009
Revenue	11,548	10,342	10,725	10,572	10,704	11,333	15,950	35,509
Gross Profit	4,532	4,256	4,381	3,627	3,704	2,939	5,510	14,925
Gross Profit %	39%	41%	41%	34%	35%	26%	35%	42%
Operating Expenses	5,850	6,475	6,835	6,460	6,483	5,997	6,734	8,870
Income from operations	(1,318)	(2,219)	(2,454)	(2,833)	(2,779)	(3,058)	(1,224)	6,054
Net income (loss) for the year	(1,208)	(2,249)	(1,941)	(1,677)	(221)	(2,150)	(2,883)	6,291
Net income (loss) per share
Basic	(0.04)	(0.08)	(0.07)	(0.06)	(0.01)	(0.08)	(0.10)	0.22
Diluted	(0.04)	(0.08)	(0.07)	(0.06)	(0.01)	(0.08)	(0.10)	0.21
Weighted average number of shares outstanding
Basic	27,646,025	28,440,355	28,480,522	28,555,335	28,555,716	28,536,427	28,569,238	28,620,162
Diluted	27,646,025	28,440,355	28,480,522	28,555,335	28,555,716	28,536,427	28,569,238	29,675,696
Total Assets	62,268	59,815	54,988	55,371	56,102	51,828	49,818	69,816

        Historically, our operating results have fluctuated on a quarterly basis and we expect that quarterly financial results will continue to fluctuate in the future. The results of operations for interim periods should not be relied upon as an indication of the results to be expected or achieved in any future period or any fiscal year as a whole. Fluctuations in results relate to the growth in our revenue, and the project nature of the network installations of our end-customers. In addition, results may fluctuate as a result of the timing of staffing, infrastructure additions required to support growth, and material costs required to support design initiatives.

DragonWave Inc.
Management's Discussion and Analysis
For the three month and six months ended August 31, 2009
Tables are expressed in Canadian $000's except share and per share amounts

Overview

        DragonWave is a leading provider of high-capacity Ethernet microwave solutions that drive next-generation IP networks. Our carrier-grade point-to-point Ethernet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of our products is wireless network backhaul.

        We provided guidance on July 14, 2009 that revenue for our second quarter would approximately double from $16.0 million, the revenue recorded in the first quarter of our fiscal 2010. We were able to exceed this expectation with revenue of $35.5 million for the three months ended August 31, 2009. This represents a 123% increase over the first quarter of fiscal 2010 and 207% greater than the next largest quarterly revenue in our history ($11.5 million which was achieved in the three months ended November 30, 2007). In order to achieve this level of growth, our operations team worked closely with our suppliers to successfully adjust the output levels for this increase in demand. In addition to focusing on increasing volumes to meet customer demands, significant effort was made to secure our manufactured product at a lower cost. The impact of this effort is evident in our improved margin this quarter. Our gross margin in the second quarter of fiscal 2010 is 42.0%, an improvement of 7.7% over the same period in the previous fiscal year and an improvement of 7.5% over the first quarter of fiscal 2010. Higher sales levels combined with improved margin have resulted in our first quarterly operating profit. Income from operations of $6.1 million for the second quarter of fiscal 2010 represents an improvement of $8.9 million over the second quarter of the previous fiscal year. On a year-to-date basis, the income from operations of $4.8 million represents an improvement of $10.1 million from the first six months of fiscal 2009. We also recorded our first profit at the net income level of $6.3 million and $3.4 million respectively for the three and six month periods ended August 31, 2009 (second quarter of fiscal 2009 — ($1.7 million); year-to-date fiscal 2009 — ($3.6 million)).

        We continue to focus on meeting the demands of existing customers, while increasing efforts to broaden our geographic reach and win business with other national carriers in North America and abroad. All of the eight new customers shipped to in the second quarter of fiscal 2010 were located outside of North America, and of the nineteen new customers we shipped to in the first six months of fiscal 2010, two were located within the United States. We have demonstrated our commitment to attracting other major national carriers in the United States by hiring two senior executives who will be dedicated to this effort. We are also targeting our efforts at companies within the United States who will be expanding networks under the U.S. government stimulus program. To meet our objective of expanding our global reach we have created a Singapore office where sales representatives have been recruited. In July 2009, we announced that Globalive Wireless Management Corp. ("Globalive") had selected us to provide Ethernet microwave backhaul equipment for its multi-million dollar 3G+ (HSPA) cellular network in North America. We will begin shipping product to Globalive in the third and fourth quarters of fiscal 2010. In September 2009, we announced both a multi-year exclusive supply agreement with Unwired Australia to supply wireless backhaul for the forthcoming Vivid Wireless Perth network and the deployment by IBW of our Horizon Compact product to supply wireless backhaul for its WiMAX business services in Costa Rica.

DragonWave Inc.
Management's Discussion and Analysis
For the three month and six months ended August 31, 2009
Tables are expressed in Canadian $000's except share and per share amounts

        The increase in sales in the second quarter of fiscal 2010 was fuelled by the North American WiMAX network build out by our largest customer. Sales to this customer accounted for 77% of our revenue for the three months ended August 31, 2009. We have successfully scaled to meet this customer's volume requirements.

        While we have dedicated a significant effort to revenue growth, we also focused on improving our gross margin performance. There are three key elements to that improvement: (i) securing lower cost sources of supply, (ii) achieving sales levels which enable us to access volume discounts, and (iii) migrating manufacturing and test functions to contract manufacturers as the most significant element of a program of cost restraint and control. In the second quarter of fiscal 2010, we began to migrate elements of our outsourced manufacturing that were previously conducted in North America to the Malaysian site of one of our existing contract manufacturers. This move is resulting in lower per part costs, and has enabled us to quickly meet the dramatic demand increase in the quarter. It has also broadened our supply chain so that we are now using three rather than two contract manufacturing locations to source our manufactured product. The increase in sales demand has resulted in a purchasing level where volume discounts are more significant and the fixed costs of operations can be more effectively leveraged. We will continue to focus on finding the highest quality and lowest cost manufacturing sources of supply, while concentrating internally on cost constraint to maximize our gross margin results. Our design team are continuing to focus on developing products and modifying existing designs to minimize manufacturing costs.

        We continue to be a leader in developing products which offer innovative solutions to customers' capacity requirements and cost concerns. In September 2009, we launched a new solution called "Horizon Quantum" which is designed to provide significantly increased bandwidth capacity of up to 4 Gbps per link in a half-rack-unit device incorporating a bandwidth accelerator feature that enables superior spectral efficiency by up to a factor of 2.5 times as compared to conventional systems. As wireless networks increasingly shift to more bandwidth-intensive data applications, we believe that network traffic, and associated service provider costs, have increased and will continue to increase more rapidly than subscriber revenue. We believe that Horizon Quantum addresses this dynamic by offering a lower cost per bit and lower operational costs for carriers than conventional systems. The marketplace is already providing feedback on the launch of Horizon Quantum. In September 2009, xchange magazine presented us with the Best of 4G Award for our Horizon Quantum Ethernet microwave solution in the Best 4G Enabling Technology Innovation category.

        We announced our outlook for annual revenues for FY 2010 in a news release dated September 9, 2009. The September 9, 2009 outlook has been further updated in our news release dated October 8, 2009.

Equity Financing

        In September 2009, we announced that we had filed a registration statement in the United States concurrently with a preliminary short form base PREP prospectus (the "Preliminary Prospectus") in all of the provinces of Canada, except Quebec. This will constitute our initial public offering of common shares in the United States (the "U.S. IPO"). In connection with the U.S. IPO and the filing of the Preliminary Prospectus, we propose to offer 7,454,050 common shares and certain selling shareholders propose to offer 5,518,250 common shares (the "Offering"). In connection with its U.S. IPO, we have received conditional approval to list our common shares on the NASDAQ Global Market. Listing of our common shares on NASDAQ will be subject to our fulfillment of all applicable listing requirements.

DragonWave Inc.
Management's Discussion and Analysis
For the three month and six months ended August 31, 2009
Tables are expressed in Canadian $000's except share and per share amounts

Revenue and Expenses

        We target customers principally in the global wireless communications service providers market and in particular, service providers offering high-capacity wireless communication services. We also target enterprise and municipal/government customers that own or operate private networks requiring point-to-point applications. We distribute our products and services through a combination of direct and indirect sales channels. In the service provider market, our direct sales efforts target customers worldwide implementing or planning networks, and include marketing to prospective customers where spectrum is being sold in anticipation of a network build. The sales cycle to this class of customer typically involves a trial (or trials), and generally requires nine to twelve months from first contact before orders are received. Once the order stage is reached, a supply agreement is usually established and multiple orders are processed under one master supply arrangement. We distribute our products and services to the remainder of the market through a network of distributors, Value Added Resellers ("VARs") and Original Equipment Manufacturers ("OEMs"), leveraging the market specific expertise of these channel partners.

        We evaluate revenue performance over three main geographic regions. These regions are North America; Europe, the Middle East and Africa ("EMEA"); and Rest of World ("ROW"). The following table sets out the portion of new customers and existing customers we shipped to in the second quarter of 2010.

Number of Customers Shipped to in the Quarter Ended August 31, 2009

DragonWave Inc.
Management's Discussion and Analysis
For the three month and six months ended August 31, 2009
Tables are expressed in Canadian $000's except share and per share amounts

        The success of our European sales organization in attracting new customers is evident in the table above. We believe that our growth strategy hinges, in part, on new customer acquisition and on our ability to penetrate markets outside of North America where the wireless backhaul market is also expanding. In order to give better visibility to our solutions, we have successfully recruited sales personnel for an office in Singapore. From this location, we plan to increase our presence in the Asia Pacific region.

        The table below breaks down the revenue earned by region for both the three and six month periods ending August 31, 2009 and compares these figures to the same periods in the prior fiscal year. Although the pace of growth is not as great as in North America, the increasing number of customers in EMEA, including large regional carriers in Pakistan and France continues to push sales to higher levels when compared to the same periods in the previous year.

	Three months ended				Six months ended
	Aug 31, 2009		Aug 31, 2008		Aug 31, 2009		Aug 31, 2008
	$	%	$	%	$	%	$	%
Revenue
North America	31,869	90%	7,644	72%	44,721	87%	15,703	74%
Europe, Middle East and Africa	2,965	8%	2,751	26%	5,992	12%	5,167	24%
Rest of World	675	2%	177	2%	746	1%	427	2%

	35,509		10,572		51,459		21,297

        Our manufacturing strategy continues to centre on the utilization of outsourced manufacturing to meet the increasing demand for our products worldwide. As such, a large component of our cost of sales is the cost of product purchased from outsourced manufacturers. In addition to the cost of product payable to outsourced manufacturers, we incur expenses associated with final configuration, testing, logistics and warranty activities. Final test and assembly for the links sold by us is carried out mainly on our premises. We use primarily the services of two outsourced manufacturers with locations in North America and Malaysia. One of those manufacturers is BreconRidge Corporation ("BreconRidge"). BreconRidge is a related party because Terence Matthews, one of our directors, holds a significant equity interest. Management believes that the commercial terms of our arrangement with BreconRidge reflect fair market terms and payment provisions.

        Research and development costs relate mainly to the compensation of our engineering group and the material consumption associated with prototyping activities.

        Selling and marketing expenses include the remuneration of sales staff, travel and trade show activities and customer support services.

        General and administrative expenses relate to the remuneration of related personnel, professional fees associated with tax, accounting and legal advice, and insurance costs.

        Occupancy and information systems costs are related to our leasing costs and communications networks and are accumulated and allocated, based on headcount, to all functional areas in our business. Our facilities are leased from a related party that is controlled by one of our directors and shareholders. Our management believes the terms of the lease reflect fair market terms and payment provisions.

DragonWave Inc.
Management's Discussion and Analysis
For the three month and six months ended August 31, 2009
Tables are expressed in Canadian $000's except share and per share amounts

        As a consequence of being a publicly traded company the federal portion of Investment Tax Credits ("ITCs") earned by us are no longer refundable but are still available to us to reduce future cash taxes payable. There remains a refundable provincial investment tax credit available to us.

        We conduct the majority of our business transactions in two currencies, U.S. dollars and Canadian dollars. Most of our sales and cost of sales are denominated in U.S. dollars. Since our headquarters are located in Canada, the majority of our operating expenses (including salaries and operating costs but excluding cost of sales) are denominated in Canadian dollars. The majority of the proceeds from our initial public offering and follow on offering were received by us in Canadian dollars. This supply of Canadian currency significantly reduces the requirement for us to purchase Canadian dollars to pay Canadian based expenses. The expense or gain on the consolidated statement of operations is driven largely by the requirement to translate U.S. based cash deposits and accounts receivable into Canadian dollars.

        Our cost structure is not fixed and we do expect some upward pressure on expenses to support higher levels of activity.

Comparison of the three and six months ended August 31, 2009 and August 31, 2008

Revenue

Three months ended August 31		Six months ended August 31
2009	2008	2009	2008
$35,509	$10,572	$51,459	$21,297

        Revenue increased by 236% or $24.9 million for the second quarter of fiscal 2010 compared with the same period in the previous year. On a year-to-date basis, revenue for the six months ended August 31, 2009 increased by 142% or $30.2 million over the same period in the previous year.

Changes to Revenue: Three months ended August 31, 2009 vs Three months ended August 31, 2008

North American national carrier	25.1
New Customers (EMEA)	0.6
Canada national carrier	0.3
Regional Carriers and Distributors in EMEA	(0.2)
North American regional carriers and distributors	(0.3)
Engineering Services — contract terminated at the end of Q2 FY09	(0.6)

Total	24.9

Changes to Revenue: Six months ended August 31, 2009 vs Six months ended August 31, 2008

North American national carrier	29.6
New customers (primarily in EMEA)	1.1
Canadian national carrier	0.5
North American regional carriers and distributors	(0.1)
Distributors and VARs (ROW)	(0.4)
Engineering services	(0.5)

30.2

DragonWave Inc.
Management's Discussion and Analysis
For the three month and six months ended August 31, 2009
Tables are expressed in Canadian $000's except share and per share amounts

Gross Profit

Three months ended August 31		Six months ended August 31
2009	2008	2009	2008
$14,925	$3,627	$20,435	$8,008
42.0%	34.3%	39.7%	37.6%

        Our gross margin climbed to 42.0% and 39.7% for the three and six month periods ended August 31, 2009 respectively. This represents a 7.7%, and 2.1% increase respectively over the same periods in the previous fiscal year. We have been working toward reducing the costs of supply for several quarters by moving some of our more labour intensive activities to a contract manufacturing facility in Malaysia. The cost reduction benefits associated with this decision began to be realized in the second quarter of fiscal 2010. Cost reduction benefits were also realized because of the significant increase in the raw material volume we ordered. While the sales volume has increased by 123% over the first quarter of fiscal 2010, labour and manufacturing costs incurred have not increased as significantly and this too has benefited the gross margin in the second quarter of fiscal 2010. We continue to invest in design changes which will reduce manufacturing costs and will continue to pursue the best suppliers globally that meet our quality and cost objectives. 42% gross margin is at the high end of our expected margin range and we expect margin levels to normalize in the current and subsequent quarters.

Research and Development

Three months ended August 31		Six months ended August 31
2009	2008	2009	2008
$3,544	$2,594	$6,568	$5,725

        Research and development ("R&D") expenses increased by $1.0 million for the three month period ended August 31, 2009 and $0.8 million for the six month period ended August 31, 2009, when compared with the same periods in the prior fiscal year.

        The main contributors to the increase were compensation related charges and reduced recoveries associated with external contract work. The compensation costs grew as a result of the costs associated with variable compensation spending and higher external contractor costs for test engineering resources. These costs were only partially offset by the staff reduction of senior engineering resources which resulted from a company-wide restructuring effort which took place on December 1, 2008. (Second quarter of fiscal 2010 higher by $0.5 million; year-to-date fiscal 2010 higher by $0.2 million). A decrease in the revenue generated from external engineering contracts also impacted both the quarter and year to date comparisons. When revenue is recognized on these contracts the associated costs are removed from R&D and recognized in cost of goods sold. (Negative variance: Second quarter fiscal 2010 — $0.3 million; year-to-date fiscal 2010 — $0.6 million). Higher equipment costs and materials purchased for prototypes accounted for the majority of the remaining increase (Second quarter of fiscal 2010 higher by $0.2 million; year to date fiscal 2010 $ nil change).

DragonWave Inc.
Management's Discussion and Analysis
For the three month and six months ended August 31, 2009
Tables are expressed in Canadian $000's except share and per share amounts

Selling and Marketing

Three months ended August 31		Six months ended August 31
2009	2008	2009	2008
$3,567	$2,783	$6,106	$5,407

        Sales and marketing expenses increased $0.8 million in the three months ended August 31, 2009 relative to the same three month period in the previous fiscal year, and $0.7 million for the six months ended August 31, 2009 compared to the same six month period in the previous fiscal year.

        Higher variable compensation spending associated with revenue performance and compensation costs related to the increase in sales and customer support personnel accounted for the majority of the increase in spending. (Second quarter of fiscal 2010 higher by $0.9 million; year-to-date fiscal 2010 higher by $1.0 million) The increased number of sales and support staff located in regions where our customers are located is helping us to reduce travel expenditures (Second quarter of fiscal 2010 lower by $0.1 million; year to date fiscal 2010 lower by $0.3 million).

General and Administrative

Three months ended August 31		Six months ended August 31
2009	2008	2009	2008
$1,819	$1,133	$3,050	$2,263

        General and administrative expenses increased by $0.7 million for the three months ended August 31, 2009 when compared to the same three month period in the previous fiscal year, and increased by $0.8 million for the six months ended August 31, 2009 when compared to the same six month period in the prior fiscal year.

        The $0.7 million increase in spending in the quarter can be primarily attributed to higher variable compensation costs and compensation spending related to an increase in headcount resources (Second quarter of FY10 higher by $0.5 million; year-to-date fiscal 2010 higher by $0.5 million). Higher travel related spending costs including trips to manufacturing locations in the Far East and higher business taxes and insurance accounted for the remaining differences (Second quarter of fiscal 2010 higher by $0.2 million; year-to-date fiscal 2010 higher by $0.3 million).

DragonWave Inc.
Management's Discussion and Analysis
For the three month and six months ended August 31, 2009
Tables are expressed in Canadian $000's except share and per share amounts

Investment Tax Credits

Three months ended August 31		Six months ended August 31
2009	2008	2009	2008
$(60)	$(50)	$(120)	$(100)

        We continue to accrue an amount related to the refundable portion of the ITCs available in the province of Ontario. There has been no significant change in the value accrued in the first half of fiscal 2010 over the amount accrued in the same period in the previous fiscal year.

Interest Income (Net)

Three months ended August 31		Six months ended August 31
2009	2008	2009	2008
$(5)	$170	$22	$415

        Interest income is calculated on our guaranteed short term investment. We value the investment at market value. Interest expense is paid on our line of credit.

        The decreased principal as well as the decrease in the prime lending rate has resulted in lower interest income values in the second quarter, when compared to the same period in the previous year. The line of credit balance in its native currency has remained unchanged for the last six fiscal quarters, which resulted in no significant variance in interest expense.

Gain on Sale of Property and Equipment

Three months ended August 31		Six months ended August 31
2009	2008	2009	2008
$35	$—	$35	$—

        We triggered a small gain on the sale of a piece of test equipment when we exchanged the unit and purchased a new asset.

DragonWave Inc.
Management's Discussion and Analysis
For the three month and six months ended August 31, 2009
Tables are expressed in Canadian $000's except share and per share amounts

Foreign Exchange Gain (Loss)

Three months ended August 31		Six months ended August 31
2009	2008	2009	2008
$70	$997	$(1,616)	$1,265

        The small foreign exchange gain recognized in the second quarter of fiscal 2010 reflected the stability of the Canadian dollar relative to the U.S. dollar over the three month period. The foreign exchange loss over the six month period was recorded when the Canadian dollar strengthened against the U.S. dollar earlier in the year. The impact to the P&L was created when U.S. denominated monetary assets were translated into Canadian dollars at the balance sheet date.

Income Taxes

	Three months ended August 31		Six months ended August 31
	2009	2008	2009	2008
Income Tax Expense	$(209)	$(11)	$(209)	$(11)
Future Tax Recovery	$346	$—	$346	$—

        Both the income tax expense and the income tax recovery recorded for the three and six month periods ended August 31, 2009 relate primarily to DragonWave's wholly owned U.S. subsidiary. Given its recent history of positive net income, it was determined that the benefit of the tax losses available to the US company should be recorded in the current quarter. At the same time, an accrual was made for the estimated taxes payable associated with net income in excess of available tax losses for the U.S. subsidiary for the first six months of fiscal 2010.

Liquidity and Capital Resources

        As at August 31, 2009, we had a credit line in place with a major U.S.-based bank which allows borrowing to support working capital requirements of up to U.S.$10.0 million and capital expenditure requirements of up to U.S.$3 million.

        The table below outlines selected balance sheet accounts and key ratios:

	As at August 31, 2009	As at February 28, 2009
Key Balance Sheet Amounts and Ratios:
Cash and Cash Equivalents	21,349	8,504
Short Term Investments	—	14,994
Working Capital	42,367	40,619
Long Term Assets	4,926	2,676
Long Term Liabilities	—	—
Working Capital Ratio	2.9 : 1	5.8 : 1
Days Sales Outstanding in accounts receivable	58 days	76 days
Inventory Turnover	7.1 times	2.3 times

DragonWave Inc.
Management's Discussion and Analysis
For the three month and six months ended August 31, 2009
Tables are expressed in Canadian $000's except share and per share amounts

Cash

        As at August 31, 2009, we had $21.3 million in cash and cash equivalents ("Cash") representing a $2.1 million decrease from the Cash and short term investments balance at February 28, 2009. The cash outflow in the first six months of fiscal 2010 was minimized because of the net income of $3.4 million. When adjusted for non-cash items depreciation, stock-based compensation and the benefit on recognition of future income tax asset, the net income becomes $4.4 million. Offsetting this positive income was the $4.4 million increase in non-cash working capital items. We continue to invest in capital equipment which used a further $2.1 million.

Working Capital

Changes in working capital	February 28, 2009 to August 31, 2009
Beginning Working Capital Balance (current assets — current liabilities)	40,619
Cash and cash equivalents and Short Term Investments	(2,149)
Accounts Receivable	15,479
Other receivables	520
Inventory	1,108
Prepaid Expenses	573
Current Income Tax Asset	207
Line of Credit	54
Accounts Payable and accrued liabilities	(14,488)
Taxes Payable	(209)
Deferred Revenue	653

Net Change in Working Capital	1,748

Ending Working Capital Balance	42,367

        Working capital is calculated as the difference between our current assets and current liabilities. Our working capital balance increased by $1.7 million between February 28, 2009 and August 31, 2009. The increase in accounts receivable had a significant impact, as did the increase in inventory. However, the growth in both the Accounts Receivable and Inventory balances was offset by the growth in Accounts Payable and accrued liabilities amounts.

        The days sales outstanding in accounts receivable, ("DSO"), as at August 31, 2009 was 58 days. This calculation was 18 days lower than the DSO of 76 days at February 28, 2009. We evaluate DSO by determining the number of days of sales in the ending accounts receivable balance with reference to the most recent monthly sales, rather than average yearly or quarterly values. Our favourable DSO performance relates to strong collection efforts and timely receipt of payments.

DragonWave Inc.
Management's Discussion and Analysis
For the three month and six months ended August 31, 2009
Tables are expressed in Canadian $000's except share and per share amounts

        Inventory turnover for August 31, 2009 was 7.1 times for the six month period then ended, an improvement to that experienced at February 28, 2009. Turnover is calculated with reference to the most recent monthly standard cost of goods sold and is based on the period ending inventory balance of production related inventory (net of labour and overhead allocations).

Cash Inflows and Outflows:

        Our cash utilization has continued to decline:

	Aug 31 2008	Nov 30 2008	Feb 28 2009	May 31 2009	Aug 31 2009
Beginning Cash (incl Short Term Investments)	31,002	27,697	25,220	23,498	21,975
Net Income (Loss)	(1,677)	(221)	(2,150)	(2,883)	6,291
Changes in Non-Cash Working Capital	(1,711)	(2,625)	79	1,451	(5,709)
Investing Activities	(347)	(136)	(117)	(592)	(1,501)
Financing Activities	22	59	15	(44)	36
Non Cash items	408	446	451	545	257

Ending Cash	27,697	25,220	23,498	21,975	21,349
Total Cash Used	(3,305)	(2,477)	(1,722)	(1,523)	(626)

Cash Used in Operating Activities

        The positive impact to cash of the net income of $6.3 million was not fully offset by the $5.7 million increase in non-cash working capital in the second quarter of fiscal 2010.

Investing Activities (Purchase of Capital Assets)

        We are continuing to invest in capital equipment to support engineering programs as well as the capacity requirements associated with the increase in sales demand. In the quarter, spending on capital equipment used $1.5 million in cash resources.

Financing Activities

        There was minimal financing activity in the second quarter of fiscal 2010. We anticipate that the Offering discussed in "Overview" above, will be completed in the third quarter of fiscal 2010.

Liquidity and Capital Resource Requirements

        Based on our recent performance, current revenue expectations, and funds raised through the financing activities of the previous year, our management believes cash resources will be available to satisfy working capital needs for at least the next 12 months.

        In connection with the Offering, we intend to spend the net proceeds of the Offering as follows: (i) as to approximately 40% of the net proceeds, to strengthen our balance sheet in preparation for new mobile broadband network deployments and to better position us to be selected as an equipment vendor for large network service providers; (ii) as to approximately 30% of the net proceeds, to fund working capital requirements associated with accelerating sales and production of our products; (iii) as to approximately

DragonWave Inc.
Management's Discussion and Analysis
For the three month and six months ended August 31, 2009
Tables are expressed in Canadian $000's except share and per share amounts

20% of the net proceeds, to continue to fund our efforts to increase sales penetration in regions outside North America, including increasing global direct sales activity, expanding our distribution, VAR and OEM network, and providing training and support to strengthen the systems engineering and support organizations of our VARs and OEMs. We also plan to invest in human resources and supporting infrastructure to support this effort; and (iv) as to the balance, to provide an available source of funding for potential future acquisition opportunities.

Commitments as at August 31, 2009

        Future minimum operating lease payments as at August 31, 2009 per fiscal year are as follows:

Fiscal Year	$(000's)
2010	527
2011	1,059
2012	750
2013	77
Thereafter	13

Total	2,426

        In addition to the above, on December 1, 2008, we issued a letter of credit to support a guarantee with a European bank. The guarantee expires on April 30, 2010 and has an amount of up to 860,000 Euros. We are selling equipment to an integrator who will resell the equipment to a service provider. We will be required to fulfill our obligations under the guarantee in the event that the service provider defaults on its obligations to the bank. We have recourse against the integrator in the event that the guarantee is exercised.

        In the normal course of its business activities, the Company is subject to claims and legal actions. The Company recognizes a provision for estimated loss contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In management's opinion, adequate provisions have been made for all current and future claims.

Outstanding Share Data

        The common shares of the Corporation are listed on the TSX under the symbol DWI.

	Outstanding	Exercise Price Range	Weighted Avg Exerice Price
Common shares	28,633,995	n/a	n/a
DWI.TO on Oct 1, 2009	$8.70

Market Capitalization	$249,115,757
Stock options — common shares	2,135,217	$1.34 — $6.44	$2.93
Warrants — common shares	252,020	$3.55 — $9.10	$4.48

DragonWave Inc.
Management's Discussion and Analysis
For the three month and six months ended August 31, 2009
Tables are expressed in Canadian $000's except share and per share amounts

        The information presented is at October 1, 2009. There were no material transactions between October 1 and the date of this Management Discussion & Analysis that would materially affect the number of common shares outstanding.

Off-Balance Sheet Arrangements

        We lease space for our headquarters in Ottawa, Ontario, Canada. Our R&D, services and support, and general and administrative groups operate from our headquarters. We also lease warehouse space in Ottawa, Ontario, Canada. Both leases expire in November 2011. We lease additional warehouse space on a month by month basis. Our rental costs including operating expenses total $77,303 per month. In April, 2008 we signed a lease agreement in England. The lease expires in April, 2013 and rental costs including operating costs total $6,261 per month.

        We use an outsourced manufacturing model whereby most of the component acquisition and assembly of our products is executed by third parties. Generally, we provide the supplier with a purchase order 90 days in advance of expected delivery. We are responsible for the financial impact of any changes to the product requirements within this period. We have purchase orders in place currently for raw materials and manufactured products in addition to capital expenses and services. All purchase orders reflect our current view on revenue and cash flow.

Financial Instruments

        Under Canadian generally accepted accounting principles, financial instruments are classified into one of the following categories: held for trading, held-to-maturity, available-for-sale, loans and receivables, or other liabilities.

Fair Value

        The following table summarizes the carrying values of the Company's financial instruments:

	August 31 2009	February 28 2009
Held for Trading (1)	21,349	23,498
Loans and receivables (2)	26,124	11,243
Other financial liabilities (3)	19,088	5,934
(1)
Includes cash and cash equivalents, and short-term investments

(2)
Includes accounts receivable and other receivables

(3)
Includes line of credit, accounts payable and accrued liabilities which are financial in nature

        Cash and cash equivalents, short term investments, accounts receivables, other receivables, line of credit, accounts payable and accrued liabilities are short term financial instruments whose fair value approximates the carrying amount given that they will mature shortly. As at the balance sheet date, there are no significant differences between the carrying value of these items and their estimated fair values.

DragonWave Inc.
Management's Discussion and Analysis
For the three month and six months ended August 31, 2009
Tables are expressed in Canadian $000's except share and per share amounts

Transactions with Related Parties

        We lease premises from a real estate company controlled by one of our directors, Terence Matthews. During the three month and six month periods ended August 31, 2009, we paid $0.3 million and $0.5 million respectively (three and six months ended August 31, 2008 — $0.2 million and $0.4 million respectively) relating to the rent and operating costs associated with this real estate. We have allocated these amounts among our various expense accounts.

        We also purchased products and services from two companies controlled or significantly influenced by Mr. Matthews (BreconRidge and Wesley Clover Corporation). Total net product and services purchased for the three months and six month periods ended August 31, 2009, were $5.1 million and $6.4 million respectively (three and six months ended August 31, 2008 — $2.6 million and $6.2 million respectively) and the value owing for net purchases at August 31, 2009 was $1.4 million (fiscal year ended February 28, 2009 — $1.4 million) and is included in accounts payable and accrued liabilities. The majority of the purchases have been recorded in inventory and ultimately in cost of sales.

        All transactions are in the normal course of business and have been recorded at the exchange amount.

Description of Credit Facilities

Bank Line of Credit

        As at August 31, 2009, we had drawn $0.6 million (February 28, 2009 — $0.6 million), on an operating credit facility with a limit of U.S.$10.0 million (February 28, 2009 — C$5.0 million). Interest is calculated at the bank's U.S. prime rate of interest plus 1.75% and resulted in a weighted average effective rate of 4.59% and 4.25% for the three and six month periods ended August 31, 2009 (three and six months ended August 31, 2008 — 5.89% and 6.06%). The draw on the line of credit is denominated in both Canadian and U.S. currencies. An additional U.S.$1.6 million has been reserved against the operating line of credit to secure letters of credit to support performance guarantees. We have provided a general security agreement on accounts receivable. We were in compliance with the financial covenants included in the lending agreement as at August 31, 2009.

        We also hold a capital expenditure facility with a limit of U.S.$3.0 million (February 28, 2009 — Nil). This facility was not utilized as at August 31, 2009.

Controls and Procedures

        In compliance with the Canadian Securities Administrators' National Instrument 52-109 — Certification of Disclosure in Issuers' Annual and Interim Filings, we have filed certificates signed by our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") that, among other things, report on the design and effectiveness of disclosure controls and procedures and the design and effectiveness of internal controls over financial reporting. These reports were filed for the six months ended August 31, 2009 and the twelve months ended February 28, 2009. During the three and six months periods ending August 31, 2009 no significant changes in internal controls occurred.

DragonWave Inc.
Management's Discussion and Analysis
For the three month and six months ended August 31, 2009
Tables are expressed in Canadian $000's except share and per share amounts

Critical Accounting Policies and Estimates

Inventory

        We value inventory at the lower of cost and market. We calculate the cost of raw materials on a standard cost basis, which approximates average cost. Market is determined as net realizable value for finished goods, raw materials and work in progress. Indirect manufacturing costs and direct labour expenses are allocated systematically to the total production inventory.

Revenue recognition

        We derive revenue from the sale of our broadband wireless backhaul equipment which includes embedded software and a license to use said software and extended product warranties. We consider software to be incidental to the product. Services range from installation and training to basic consulting. We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred and there are no significant remaining vendor obligations, collection of receivables is reasonably assured and the fee is fixed and determinable. Where final acceptance of the product is specified by the customer, revenue is deferred until acceptance criteria have been met. Additionally, our business agreements may contain multiple elements. Accordingly, we are required to determine the appropriate accounting, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes, the fair value of these separate units of accounting and when to recognize revenue for each element. For arrangements involving multiple elements, we allocate revenue to each component of the arrangement using the residual value method, based on vendor-specific objective evidence of the fair value of the undelivered elements. These elements may include one or more of the following: advanced replacement, extended warranties, training, and installation. We allocate the arrangement fee, in a multiple-element transaction, to the undelivered elements based on the total fair value of those undelivered elements, as indicated by vendor-specific objective evidence. This portion of the arrangement fee is deferred. The difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements. In some instances, a group of contracts or agreements with the same customer may be so closely related that they are, in effect, part of a single multiple element arrangement and, therefore, we would allocate the corresponding revenue among the various components, as described above.

        We generate revenue through direct sales and sales to distributors. Revenue on stocking orders sold to distributors is not recognized until the end-user is identified.

        We evaluate arrangements that include services such as training and installation to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential, revenue allocable to the other elements is deferred until the services have been performed. When services are not considered essential, the revenue allocable to the services is recognized as the services are performed.

        We recognize revenue associated with extended warranty and advanced replacement rateably over the life of the contract.

        We recognize revenue from engineering services or development agreements according to the specific terms and acceptance criteria as services are rendered.

DragonWave Inc.
Management's Discussion and Analysis
For the three month and six months ended August 31, 2009
Tables are expressed in Canadian $000's except share and per share amounts

        We accrue estimated potential product liability as warranty costs when revenue on the sale of equipment is recognized. We calculate warranty costs on a percentage of revenue per month based on current actual warranty costs and return experience.

        We record shipping and handling costs borne by us in costs of sales. Shipping and handling costs charged to customers are recorded as revenue, if billed at the time of shipment. Costs charged to customers after delivery are recorded in cost of sales.

Research and development

        Our research costs are expensed as incurred. Our development costs other than property and equipment are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. Development costs incurred prior to establishment of technological feasibility do not meet these criteria, and are expensed as incurred. Government assistance and investment tax credits relating to ongoing R&D costs are recorded as a recovery of the related R&D expenses, where such assistance is reasonably assured.

Foreign currency translation

        Our U.S. subsidiary, DragonWave Corp., is considered financially and operationally integrated and is translated into Canadian dollars using the temporal method of translation: monetary assets and liabilities are translated at the period end exchange rate, non-monetary assets are translated at the historical exchange rate, and revenue and expense items are translated at the average exchange rate. Gains or losses resulting from the translation adjustments are included in our income.

Income taxes

        We follow the liability method in accounting for income taxes. Under this method, current income taxes are recognized based on an estimate of the current year. Future tax assets and liabilities are recorded for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements. The future benefit of losses available to be carried forward, and likely to be realized are measured using the substantively enacted tax rate in effect at the time in which the losses will be utilized. A valuation allowance is recorded when it is more likely than not that the benefit of the future income tax asset will not be realized.

Future Accounting Changes

        In 2006, Canada's Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being evolved and converged with International Financial Reporting Standards ("IFRS") over a transitional period to be complete by 2011 (first quarter of fiscal 2012). We will be required to report using the converged standards effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Canadian GAAP will be converged with IFRS through a combination of two methods: as current joint-convergence projects of the United States' Financial Accounting Standards Board and the International Accounting Standards Board are agreed upon, they will be adopted by Canada's Accounting Standards Board and may be introduced in Canada

DragonWave Inc.
Management's Discussion and Analysis
For the three month and six months ended August 31, 2009
Tables are expressed in Canadian $000's except share and per share amounts before the complete changeover to IFRS; and standards not subject to a joint-convergence project will be exposed in an omnibus manner for introduction at the time of the complete changeover to IFRS. The International Accounting Standards Board currently has projects underway that should result in new pronouncements that continue to evolve IFRS.

Transition to IFRS

        We will be required to report consolidated year end financial statements under IFRS for the first time on February 28, 2012 and the interim financial statements starting March 1, 2011. We are aware of the magnitude of the effort involved to succeed in such a transition and have begun the process to prepare for this eventuality.

        We started on the conversion plan in the first half of our 2010 fiscal year with the help of an external advisor. The project consists of three phases to be completed in order to change over to IFRS: diagnostic, development and implementation.

        The first phase includes the identification of significant differences between the current Canadian GAAP standards and IFRS that are relevant to us and a review of the alternatives available upon adoption. We performed a diagnostic review and established the most significant differences applicable to us. Canadian GAAP and IFRS differ in the following areas: share based payments, revenue recognition, property and equipment, leases, provisions, reporting currency, presentation and additional disclosure requirements under IFRS. Additional differences might be identified in the future as changes to IFRS standards are released.

        The second phase includes identification, evaluation and selection of accounting policies necessary for us to change over to IFRS as well as potential first-time adoption exemptions. During this phase, we will assess the impact of the transition on the data system and internal control over financial reporting, the further training required for the financial team and the impact on business activities such as foreign currency, capital requirements, banking agreements or compensation arrangements. We will begin this phase in the third and fourth fiscal quarters of our 2010 fiscal year.

        The implementation phase will integrate all the solutions into our financial system and processes that are necessary for us to convert to IFRS.

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  Exhibit 4.8